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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of April 8, 2004.
                 -------------

Commission File Number
                       ----------------

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/   Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /   No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                    (Registrant)

Date   April 8, 2004                   By       /s/ Philip G. Hosier
     ---------------------                -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                                Vice President, Finance

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                  [DOMAN LOGO] DOMAN INDUSTRIES LIMITED
                               435 TRUNK ROAD
                               DUNCAN, BRITISH COLUMBIA
                               CANADA V9L 2P9

                               TELEPHONE: (250) 748-3711
                               FACSIMILE: (250) 748-6045


                             N E W S  R E L E A S E

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

APRIL 2, 2004 - DUNCAN, BRITISH COLUMBIA - Doman Industries Limited ("Doman" or the "Company") announced today that it has been advised by International Forest Products Limited ("Interfor") that it has decided to withdraw from its discussions with Doman regarding the possible acquisition of Doman or the assets of certain Doman subsidiaries. Doman understands that Interfor concluded that it was not going to be able to reach an agreement on a transaction that meets its financial criteria and, at the same time, is acceptable to Doman's creditors.

Although Interfor has withdrawn its interest, Doman received earlier today a new letter of intent from Ableco Finance LLC, an entity related to Cerberus Capital Management, L.P., which constitutes an alternate restructuring proposal for Doman's secured and unsecured indebtedness. Doman intends to review this proposal, together with other expressions of intent and is seeking an extension of its stay of proceedings on April 5, 2004 for that purpose. As a result, Doman will at the same time seek to adjourn the application made yesterday by certain of its unsecured noteholders to move forward with a plan of arrangement approved by those unsecured noteholders, pending a continuing review of all possible restructuring alternatives with its affected stakeholders.

Doman also announces that KPMG Inc., the Monitor appointed by the Supreme Court of British Columbia under the Companies Creditors Arrangement Act ("CCAA") has filed with the Court its report for the period from March 2, 2004 to March 31, 2004. The Monitor's report, a copy of which may be obtained by accessing the Company's website www.domans.com or the Monitor's website www.kpmg.ca/doman, contains selected unaudited financial information.

ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

FOR FURTHER INFORMATION CONTACT:                   MICHAEL FITCH 604 631 4779 OR
                                                   RICK DOMAN 250 748 3711

                  [DOMAN LOGO] DOMAN INDUSTRIES LIMITED
                               435 TRUNK ROAD
                               DUNCAN, BRITISH COLUMBIA
                               CANADA V9L 2P9

                               TELEPHONE: (250) 748-3711
                               FACSIMILE: (250) 748-6045


                             N E W S  R E L E A S E

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

APRIL 6, 2004 - DUNCAN, BRITISH COLUMBIA - Doman Industries Limited ("Doman" or the "Company") announced today that the Supreme Court of British Columbia (the "Court") issued an order in connection with Doman's proceedings under the Companies' Creditors Arrangement Act, extending the stay of proceedings to June 11, 2004. The application made by certain of Doman's unsecured noteholders to move forward with a plan of arrangement approved by those unsecured noteholders has been adjourned until April 30, 2004.

The extension allows time for the Company to review the letter of intent received on April 2, 2004 from Ableco Finance LLC ("Ableco") and to consider other possible restructuring alternatives, including a proposal submitted by The Catalyst Capital Group Inc. ("Catalyst"), with its affected stakeholders. The Ableco letter of intent was filed with the Court as well as a letter from counsel to Catalyst. Under the order the Company has until April 30, 2004 to file its own plan.

The Court also set June 7, 2004 as the suggested meeting date for the consideration of a restructuring plan by the Company's unsecured creditors, ordered the shutdown of the Port Alice Mill effective at the end of the production run on May 11, 2004 and instituted a new claims process with a new claims bar date of 5:00 p.m. (Vancouver time) on May 25, 2004. The order does not preclude the Company from seeking purchasers for Port Alice and the Company's efforts to identify a purchaser for Port Alice are continuing.

A copy of the order will be available on the Company's website at www.domans.com.

ABOUT DOMAN:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

FOR FURTHER INFORMATION CONTACT:                   MICHAEL FITCH 604 631 4779 OR
                                                   RICK DOMAN 250 748 3711

                            DOMAN INDUSTRIES LIMITED

                          MATERIAL CHANGE REPORT UNDER

          SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1) FORM 53-901.F
                 SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
             THE SECURITIES ACT (SASKATCHEWAN) SECTION 84(1) FORM 25
                          THE SECURITIES ACT (MANITOBA)
                 SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27
                       SECURITIES ACT (QUEBEC) SECTION 73
            THE SECURITIES ACT (NEWFOUNDLAND) SECTION 76(2) FORM 26A
               SECURITIES ACT (NOVA SCOTIA) SECTION 81(2) FORM 27
                 SECURITY FRAUDS PREVENTION ACT (NEW BRUNSWICK)
                      SECURITIES ACT (PRINCE EDWARD ISLAND)

ITEM 1.  REPORTING ISSUER

         Doman Industries Limited ("Doman" or the "Company")
         3rd Floor, 435 Trunk Road
         Duncan, British Columbia
         V9L 2P9

ITEM 2.  DATE OF MATERIAL CHANGE

         March 31, 2004 in respect of the resignation of Mr. Frumento.

         April 2, 2004 in respect of the withdrawal of Interfor.

         April 6, 2004 in respect of the shutdown of Port Alice.

ITEM 3.  PRESS RELEASE

         The press release with respect of the resignation of Mr. Frumento was disseminated in Vancouver via Canada Newswire on March 31, 2004.

         The press release with respect to the withdrawal of International Forest Products Limited ("Interfor") from its discussions with Doman regarding its proposed acquisition of Doman or its assets was disseminated in Vancouver via Canada Newswire on April 2, 2004.

         The press release with respect of the shutdown of Port Alice was disseminated in Vancouver via Canada Newswire on April 6, 2004.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         Doman announced on March 31, 2004 that Mr. Joe Frumento has resigned from the Board of Directors of Doman.

         Doman announced on April 2, 2004 that Interfor has withdrawn from its discussions with Doman in respect of its proposed acquisition of Doman or its assets. The Company also announced that is has received a new letter of intent from Ableco Finance LLC ("Ableco").

         Doman announced on April 6, 2004 that the Court issued an order in connection with Doman's proceedings under the Companies' Creditors Arrangement Act, extending the stay of proceedings to June 11, 2004. It also ordered the shutdown of Port Alice.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         RESIGNATION OF MR. FRUMENTO

         Doman announced on March 31, 2004 that Mr. Joe Frumento has resigned from the Board of Directors of Doman. During his time with the Company, Mr. Frumento served on the Board's Special Committee, Governance and Compensation Committee, Audit Committee and Environmental, Risk and Public Policy Committee.

         WITHDRAWAL OF INTERFOR

         Doman announced on April 2, 2004 that it has been advised by Interfor that it has decided to withdraw from its discussions with Doman regarding the possible acquisition of Doman or the assets of certain Doman subsidiaries. Doman understands that Interfor concluded that it was not going to be able to reach an agreement on a transaction that meets its financial criteria and, at the same time, is acceptable to Doman's creditors.

         Although Interfor has withdrawn its interest, Doman received earlier today a new letter of intent from Ableco, an entity related to Cerberus Capital Management, L.P., which constitutes an alternate restructuring proposal for Doman's secured and unsecured indebtedness. Doman intends to review this proposal, together with other expressions of intent and is seeking an extension of its stay of proceedings on April 5, 2004 for that purpose. As a result, Doman will at the same time seek to adjourn the application made yesterday by certain of its unsecured noteholders to move forward with a plan of arrangement approved by those unsecured noteholders, pending a continuing review of all possible restructuring alternatives with its affected stakeholders.

         Doman also announces that KPMG Inc., the Monitor appointed by the Supreme Court of British Columbia under the Companies Creditors Arrangement Act ("CCAA") has filed with the Court its report for the period from March 2, 2004 to March 31, 2004. The Monitor's report, a copy of which may be obtained by accessing the Company's website www.domans.com or the Monitor's website www.kpmg.ca/doman, contains selected unaudited financial information.

         SHUTDOWN OF PORT ALICE

         Doman announced on April 6, 2004 that the Court issued an order in connection with Doman's proceedings under the Companies' Creditors Arrangement Act, extending the stay of proceedings to June 11, 2004. The application made by certain of Doman's unsecured noteholders to move forward with a plan of arrangement approved by those unsecured noteholders has been adjourned until April 30, 2004.

         The extension allows time for the Company to review the letter of intent received on April 2, 2004 from Ableco and to consider other possible restructuring alternatives, including a proposal submitted by The Catalyst Capital Group Inc. ("Catalyst"), with its affected stakeholders. The Ableco letter of intent was filed with the Court as well as a letter from counsel to Catalyst. Under the order the Company has until April 30, 2004 to file its own plan.

         The Court also set June 7, 2004 as the suggested meeting date for the consideration of a restructuring plan by the Company's unsecured creditors, ordered the shutdown of the Port Alice Mill effective at the end of the production run on May 11, 2004 and instituted a new claims process with a new claims bar date of 5:00 p.m. (Vancouver time) on May 25, 2004. The order does not preclude the Company from seeking purchasers for Port Alice and the Company's efforts to identify a purchaser for Port Alice are continuing.

         A copy of the order will be available on the Company's website at www.domans.com.

         THIS DOCUMENT CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

         Not applicable.

ITEM 7.  OMITTED INFORMATION

         Not applicable.

ITEM 8.  SENIOR OFFICERS:

         The following senior officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

         Philip G. Hosier,
         Vice President, Finance
         (604) 665-6200

ITEM 9.  STATEMENT OF SENIOR OFFICER:

         The foregoing accurately discloses the material change referred herein.

         DATED at Vancouver, B.C. as of the _____ day of April, 2004.


                                        DOMAN INDUSTRIES LIMITED



                                        By:           "PHILIP G. HOSIER"
                                               ---------------------------------
                                               Name:    Philip G. Hosier
                                               Title:   Vice President, Finance